ADDENDUM No. 4

AGREEMENTS FOR THE FIVE YEAR EXTENSION ON THE SAN FRANCISCO MINING PROJECT, SONORA, MEXICO UNDER THE COMMERCIAL CONTRACT BETWEEN MOLIMENTALES DEL NOROESTE, S.A. DE C.V. AND PEAL MEXICO S.A. DE C.V. DATED SEPTEMBER 17, 2009, AND THE EXTENSION OF ITS APPLICATION TO THE AREA OF LA CHICHARRA.

In Hermosillo, Sonora, Mexico, November 1, 2012

BY AND BETWEEN

Mr. FRANCISCO ARTURO BONILLAS, on behalf and in representation of the commercial company of Mexican nationality, MOLIMENTALES DEL NOROESTE, S.A. DE C.V., with corporate domicile at No. 335 A Int. Solidaridad Blvd. No. 3, Col. Las Palmas, postal code 83270, Hermosillo, Sonora, taxpayer ID No. MNO0608216I9, represents that he has sufficient powers for the company he represents, which to date have not been limited or revoked in any way whatsoever, by means of the respective publicly registered instruments that are appended to this Addendum to THE CONTRACT as Annex A.

Mr. BENITO ÁLVAREZ MORÁN and DANIEL ERNESTO FLORES TORRES, on behalf and in representation of the commercial company of Mexican nationality, PEAL MEXICO, S.A. DE C.V., with corporate domicile at 384 – 4º Luis Encinas Blvd., Col. Valle Verde, postal code 83200, Hermosillo, Sonora, taxpayer ID No. PME050228A77, as Legal Representatives. They both state that they have sufficient powers for the company they represent, which powers to date have not been limited or revoked in any way whatsoever, by means of the respective publicly registered instruments that are appended to this Addendum to THE CONTRACT as Annex B.

THEY SET FORTH AND AGREE ON THE FOLLOWING:

One.- MOLIMENTALES DEL NOROESTE, S.A. DE C.V. as legitimate owner of the mining concessions of the mining project named San Francisco, located at Estación Llano, Sonora, Mexico, and PEAL MEXICO, S.A. DE C.V. as Mining Operator, agreed by contract dated September 17, 2009 that PEAL MEXICO, S.A. DE C.V. would carry out the Mining Operation of the San Francisco Project (hereinafter THE CONTRACT).

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THE CONTRACT is currently in effect, and pursuant to Clause No. 5.- Duration of the contract, it terminates 42 months after the date of formalization of THE CONTRACT, i.e. on March 16, 2013.

Two.- All of the agreements reached in THE CONTRACT and all of its clauses and annexes are maintained, with the amendments and updates that are agreed to in this Addendum.

Three.- An extension of THE CONTRACT by five years is established from March 17, 2013 until March 16, 2018, for the purpose of performing at a minimum all of the new exploitation Phases specified in the San Francisco Mining Project, according to the Planning information provided by MOLIMENTALES DEL NOROESTE, S.A. DE C.V. in the 2012 mining plan, where approximate production of 187,000,000 tons is estimated for that period. See following table, Table I.

Table I.- Approximate Planning, San Francisco Project

SAN FRANCISCO MINE

18,000 and 23,000 tpd MINE PLAN Rev Jul 05 2012 Cutoff @ 0.40 % Au

Mine Schedule	Total 2012	Total 2013	Total 2014	Total 2015	Total 2016	Total 2017	Total LOM
High Grade Ore to Process >0.40 g/t	3,554,000	6,498,000	6,498,000	6,498,000	6,498,000	3,199,940	32,745,940
Medium Grade Ore to Process >0.215 g/t, <0.40 g/t	445,000	1,805,000	1,805,000	1,805,000	1,805,000	1,712,259	9,377,259
Medium Grade Ore to Stockpile >0.215 g/t, <0.40 g/t	1,423,657	1,651,970	2,612,568	3,349,784	2,350,993		11,388,972
Low Grade Ore to Stockpile >0.14 g/t, <0.215 g/t	535,210	1,115,181	1,199,862	1,733,614	823,720	222,702	5,630,289
Waste	11,601,467	21,419,849	27,594,570	26,853,602	26,788,287	14,228,473	128,486,248
Total	17,559,334	32,490,000	39,710,000	40,240,000	38,266,000	19,363,374	187,628,708

Days	211	361	361	361	361	213

Total tons mined per day	83,220	90,000	110,000	111,468	106,000	90,908
Total ore to process per day	18,953	23,000	23,000	23,000	23,000	23,062

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Four.- A new base price per ton is established for the San Francisco Mining Project mining contract.

The current base mining price is US$1.66/ton, adjusted after various price updates during the three years of operation from September 2009 to September 2012. The initial base price of US$1.59/ton began on September 18, 2009.

The maximum limits for diesel and blasting will not be modified, nor will the operation clauses; only the base price per ton will vary in accordance with increase in production rates.

A discount is established of the base price of US$0.07/t up to a fixed tonnage of 2,500,000.00 tons produced monthly, and if there is an increase in production above the fixed amount, the price will be lowered in tranches by the monthly excess of tons produced. This is reflected in the following table, Table II.

Table II.- Base prices per ton of material according to monthly production.

CHART OF MONTHLY PRODUCTION OF MATERIALS AND BASE PRICES
FROM	TILL	EXCESS	PRICE FIRST 2.5 MT	EXCESS PRICES
tons	tons	tons	US$	US$
0.0	2,500,000.0	0.0	1.59	0
2,500,001.0	3,000,000.0	500,000.0	1.59	1.57
2,500,001.0	3,500,000.0	1,000,000.0	1.59	1.55
2,500,001.0	> 3,500,000.0	> 1,000,000.0	1.59	1.53

Five.- The prices reflected in this Addendum shall be retroactive to October 1, 2012, and shall therefore apply to the billing of October 2012.

Six.- Prices shall be revised annually. The next revision shall be on March 18, 2013, since the preceding one was done on March 18, 2012; and thus successively for annual periods. The parameters considered for the revision shall be the same as those that are currently applied, and according to the same formula of the September 17, 2009 contract.

Seven.- Clause 23.3 of THE CONTRACT is amended, in which the value is established of the price per ounce of gold below which it is considered cause for termination of the contract without fault of either of the parties. The amendment consists of updating the value per ounce of gold, changing it from the contract value of US$ 550.00 to the updated value of US$ 1,000.00.

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Consequently, a decrease in the price per ounce of gold below US$ 1,000.00 (one thousand American dollars) is cause for contract termination without fault of either of the parties.

Eight.- Clause 24.11 of THE CONTRACT is amended because it makes reference to a "Trust" that was never formalized after THE CONTRACT was signed.

Clause 24.11 is reworded as follows:

24.22 Assignment The CONTRACTOR may not transfer or assign any part of the work without prior written consent from the CLIENT. Without prior consent from the CONTRACTOR, the CLIENT may assign the rights and obligations established in the present contract, at any time, to a third party (THE BENEFICIARY).

24.11.1 In the event the CLIENT assigns the contract to THE BENEFICIARY at a later time, (and the CONTRACTOR will be notified in writing of this circumstance by the CLIENT), the CONTRACTOR shall respond within 15 (fifteen) days to indicate whether or not it wishes to continue with the performance of this contract. Should the CONTRACTOR decide not to continue, the termination condition of this contract specified in Clause 23.4.1 shall apply, except for the equivalent quantity to apply the 7% of the tonnage pending completion. A lack of response by the CONTRACTOR within the aforementioned 15-day period shall be considered as its decision to continue with the performance of this contract.

24.11.2 Nevertheless, in the event of termination according to the previous paragraph, the CONTRACTOR shall be required to continue complying with each and every one of its obligations agreed to in this contract and to continue generating the respective billing, up to a period of four (4) months after the CONTRACTOR had notified the CLIENT of its decision not to continue with this contract, so that THE BENEFICIARY can obtain another contractor.

Nine.- Clause 25 and Annex "R" of THE CONTRACT are abrogated, since they make reference to the "Trust" and to a joint and several surety agreement that was never formalized because the Trust does not exist and because the procedures and penalties for breach of the contract for causes imputable to the CONTRACTOR are included in other clauses of the contract.

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In witness whereof, they sign the present document in duplicate at the place and on the date shown ut supra.

Signed:_________________________________
FRANCISCO ARTURO BONILLAS ZEPEDA
MOLIMENTALES DEL NOROESTE, S.A., DE C.V

Signed:__________________________	Signed:___________________________
BENITO ÁLVAREZ MORÁN	DANIEL FLORES TORRES

PEAL MÉXICO, S.A., DE C.V.

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